October 18, 2017

Matthew A. Brunmeier
Ropes & Gray LLP
191 North Wacker Dr.
32nd Floor
Chicago, Illinois 60606-4302

       Re:     Calamos Long/Short Equity Income 2028 Term Trust
               Registration Statement on Form N-2
               File Nos. 333- 220591, 811-23295

Dear Mr. Brunmeier:


        On September 22, 2017, you filed a registration statement on Form N-2 on behalf of the
Calamos Long/Short Equity Income 2028 Term Trust (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                         PROSPECTUS

Outside Front Cover

       1. Please confirm supplementally that the pricing table, as well as all of the information appearing thereunder up to the table of contents will be included as part of the information presented on the outside front cover page of the prospectus. See Item 1.j. of Form N-2.

        2. We note that the Fund will invest in convertible securities. If the Fund expects to invest in contingent convertible securities ("CoCos"), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos will be a principal type of investment, the
Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether, and what amount, the Fund intends to invest in CoCos.

         3. In the first paragraph in "Investment Objective," you state that the Fund will invest in
"other floating rate securities." Please specify what those securities are.

        4. The Fund discloses that it may engage in transactions involving total return swaps
("TRS"). A TRS is a "senior security" for purposes of section 18 of the Investment Company
Act of 1940 (the "ICA"). When a fund engages in TRS, the fund will need to "set aside" (also referred to as "segregate") an appropriate amount of liquid assets, as determined by Commission and staff guidance, to address section 18 concerns. (Setting aside assets for this purpose is sometimes referred to as "cover".) See generally Investment Company Act Rel. No. 10666 (Apr.
18, 1979). See also additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm.
Please note that
the Commission has issued a release proposing to update the regulation of fund use of derivatives (including "cover" obligations) for purposes of section 18 of the ICA. See Use of
Derivatives by Registered Investment Companies and Business Development
Companies,
Investment Company Act Rel. No. 31933 (Dec. 11, 2015). Accordingly, please be aware that the
Commission could issue a new rule and/or guidance relating to fund use of derivatives, such as
TRS, and leverage, including cover requirements, which could impact the manner in which the
Fund operates.

        5. In "Term Structure," you state, "The Fund's investment objective and policies are not designed to seek to return to investors that purchase common shares in this offering their initial investment of $[20.00] per common share on the conversion date, and such investors and investors that purchase common shares after the completion of this offering may receive more or less than their original investment upon conversion." Please also explain how "target term" funds, such as the Fund, are different from "target date" funds.

       6. In "Portfolio Contents," please explain convertible arbitrage in plain English by adding the sentence from page A-2, which states, "Convertible arbitrage generally involves the purchase of convertible bonds coupled with the short sale of the equity securities underlying the bonds in attempt to profit from the mispricing between the securities."

         7. In the paragraph that cross-references "Risk Factors," please explicitly add a cross-reference to the prospectus discussion regarding the risks associated with leverage. See Item
1.1.j. of Form N-2.

       8. In "Leverage," please clarify that the Fund does not intend to issue preferred shares within one year from the effective date of the registration statement. Otherwise, please state that the Fund does intend to do so, and provide appropriate fee table disclosure (e.g., estimated dividend expense of preferred shares).

Page A-5   Interest Rate Transactions

        9. You state that the Fund will enter into credit default swaps. If the Fund will write credit default swaps, please confirm to the staff that the Fund will segregate the full notional amount of the credit default swap to cover such obligation. See generally Investment Company

 Act Release No. 10666 (Apr. 18, 1979). See also additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm.

Page A-6   Portfolio Mangers

       10. "CIO" is not yet defined. Please define the term the first time it appears.

Page A-8   Dividends and Distributions; Automatic Reinvestment

       11. You state that the Fund's distributions may include a return of capital. Please describe the short term and long term tax implications for shareholders. Please add to the cover page of the prospectus a statement that the Fund's distributions may include a return of capital, and that it is a return of a portion of a shareholder's original investment in the Fund.

Page A-10   Fund Risks

        12. You state that the Fund will convert to an open-end fund structure on the tenth anniversary of the effective date of the registration statement. An investment in an open-end fund raises risks for investors that are different from an investment in a closed-end fund. For this reason, these risks should be discussed in the prospectus. For example, because a shareholder of an open-end investment company may present his or her shares for redemption at any time, and payment must be made within seven days of presentation at their net asset value, conversion to open-end status may require changes in the management of the Fund's portfolio in order to meet the liquidity requirements applicable to open-end funds. Because portfolio securities may have to be liquidated to meet redemptions, conversion could affect the Fund's ability to meet its investment objective or to use investment policies and techniques that are more appropriate for a fixed portfolio than one subject to constant demands for redemption and inflows of cash. Please also disclose whether the Fund contemplates charging sales or redemption fees upon conversion to an open-end fund and whether redemptions will be made in cash or securities. If the Fund, after conversion, intends to retain the option of meeting redemptions with portfolio securities, the costs and risks imposed on the redeeming shareholders of receiving such securities should be discussed.

Page A-19   Market Discount Risk

       13. There is a word missing in the first sentence. Please revise accordingly.

Page A-21   Summary of Fund Expenses

       14. Please confirm that the line item for "Dividend Reinvestment and Cash Purchase
Plan Fees" will include the transaction fees stated on page A-60 under "Automatic Dividend
Reinvestment Plan."

       15. In footnote 1 to the fee table, you state that the adviser has agreed to pay the Fund's organization expenses and offering costs (other than the sales load) that exceed $ [ ] per share. Is the adviser entitled to receive reimbursement of organizational and offering expenses? If so, please disclose the terms and conditions of such reimbursement.

Page A-22   The Fund

       16. The last two sentences are repetitive. Please revise.

Page A-23   The Fund's Long/Short Sleeve

       17. The first paragraph mentions ADRs, issuers of all market capitalizations, and knowledge-based sectors as part of the Fund's principal investment strategies. Please add such disclosure to the summary prospectus.

Page A-27   Loan Participations and Assignments

        18. Your principal risk disclosure does not describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws. Please explain supplementally whether you have considered adding these risks as principal risks of investing in the Fund. If you have determined that they are not principal risks, please explain to us the basis for that determination. Otherwise, please revise your principal risks disclosure to include these risks as principal risks of investing in the Fund.

Page A-28   Zero Coupon Securities

        19. Will zero coupon securities be a significant portion of the Fund's income? If yes, please disclose that investors will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

       a. PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

       b. An election to defer PIK interest payments by adding them to loan principal increases the Fund's gross assets, thus increasing the adviser's future base management fees

       c. Market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-coupon bonds, but more volatile than cash pay securities.

       d. The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan.

        e. Even if the accounting conditions for income accrual are met, the borrower could still default when the Fund's actual payment is due at the maturity of the loan.

       f. Original issue discount creates risk of non-refundable cash payments to the adviser based on non-cash accruals that may never be realized.

       g. Because original issue discount will be included in the Fund's "investment company taxable income" for the year of the accrual, the Fund may be required to make distributions to shareholders to satisfy the annual distribution requirement applicable to registered investment companies, even where the Fund has not received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to maintain favorable tax treatment. If the Fund is not able to obtain cash from other sources, and chooses not to make a qualifying share distribution, it may become subject to corporate-level income tax.

Page A-29   Conflicts of Interest

         20. If the Fund will pay brokerage commissions to any broker that is an (1) affiliated person of the Registrant, (2) affiliated person of such person, or (3) affiliated person of an affiliated person of the Fund, its investment adviser, or its principal underwriter, please make a statement to that effect. See Item 9.1.g. of Form N-2. Language on page S-33 suggests that such disclosure in the prospectus is necessary.

Page A-47   Investment Management Agreement

       21. If organization expenses of the Fund are to be paid out of its assets, please describe how the expenses will be amortized and the period over which the amortization will occur. See
Item 9.1.f. of Form N-2.

Page A-47   Portfolio Managers

        22. Please state each portfolio manager's length of service regarding the Fund. See Item
9.1.c. of Form N-2.

                     STATEMENT OF ADDITIONAL INFORMATION

Page S-19-20   Investment Restrictions

       23. Please describe any fundamental policy with respect to short sales, purchases on margin, and the writing of put and call options. See Item 17.2.b. of Form N-2.

        24. Please disclose that, with regard to the Fund's investments in bank loans and loan participations, if the bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, both the institution selling the loan and the ultimate borrower will be considered issuers for purposes of the Fund's fundamental concentration policy.
See Pilgrim Prime Rate Trust, SEC Staff No-Action Letter (pub. avail. June 29,
1989).

 Page S-31   Portfolio Managers

        25. You state that "[t]he LTI program at Calamos is currently under revision following the privatization of the firm in February 2017." If the revision is complete, please revise the disclosure accordingly.

Page S-46   Additional Information Concerning the Agreement and Declaration of
Trust

       26. Please supplementally explain the purpose of this section and how it is consistent with the ICA. The language in this section appears to allow the Fund to treat shareholders of the same security differently.

                                       * * * * * *
        If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act, from the prospectus included in the registration statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

        Please respond to this letter in the form of a pre-effective amendment for the Fund.
Please respond to all comment letters in a letter filed in the form of EDGAR correspondence.
Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. We may have further comments after reviewing your responses.

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-5166.

                                                      Sincerely,
                                                      /s/ Lisa N. Larkin
                                                      Senior Counsel